Filed Pursuant to Rule 433

Free Writing Prospectus dated January 31, 2023

Relating to Prospectus dated October 22, 2021

Registration No. 333-260437

January 31, 2023

Notice of Amendment to the Honeywell International Inc. Dividend Reinvestment and Share Purchase Plan

Dear Plan Participant:

This correspondence is intended to notify you, as a participant in the Honeywell International Inc. (“Honeywell”) Dividend Reinvestment and Share Purchase Plan (the “Plan”), that we have filed with the Securities and Exchange Commission a Prospectus Supplement, dated January 31, 2023, to the Plan Prospectus, dated October 22, 2021, which makes several amendments to the Plan that will be effective for transactions occurring on and after March 1, 2023.

The following are the changes to the Plan that will affect you:

•

Rather than mailing participants quarterly written statements, the plan administrator will mail just one statement annually at the end of each calendar year. Participants will continue to have ongoing access to their accounts and transaction activity online at shareowneronline.com.

These statements contain information to record the cost basis of your shares for tax reporting purposes. It is important that you keep the statements to fulfill any tax obligations. You may also elect to have your statements and other information sent to you automatically by initiating eDelivery through shareowneronline.com.

•	We have revised the fee schedule as set forth below:

Investment fees
Dividend reinvestment*	5.0% / $	5.00
Check investment		$5.00
One-time electronic investment		$3.50
Recurring automatic investment		$2.00
Dividend purchase trading commission per share**		$0.06
Optional cash purchase trading commission per share**		$0.06
Sales Fees
Batch Order		$15.00
Market Order		$25.00
Limit Order per transaction (Day/GTD/GTC)		$30.00
Stop Order		$30.00
Sale trading commission per share		$0.12
Direct deposit of sale proceeds		$5.00

Other Fees
Certificate issuance	Company Paid
Certificate deposit	Company Paid
Returned check / Rejected automatic bank withdrawals	$35.00 per item
Prior year duplicate statements	$15.00 per year

*	5.0% of dividend value up to a maximum fee of $5.00 per dividend.
**	Trading commissions only apply to open market purchases.

Your participation in the Plan, as amended, will automatically continue unless you elect to terminate your participation in the Plan. You may terminate your participation in the Plan at any time by (a) submitting to EQ Shareowner Services a completed Transaction Request Form which is attached to your Plan statement, (b) submitting to EQ Shareowner Services a written request at the address below, or (c) by contacting EQ Shareowner Services via telephone at the telephone numbers listed below.

We wish to emphasize that this notification is being made for informational purposes only and we are not soliciting or recommending your purchase of Honeywell common stock. You should be aware that any purchase of Honeywell common stock is an investment subject to the inherent risks of the stock market as well as other risks. Therefore, we urge you to carefully review the Plan prospectus and the Prospectus Supplement, which are available through EQ Shareowner Services’ website at shareowneronline.com or by contacting EQ Shareowner Services at the phone number or address below.

If you have any questions concerning the Plan or the changes described above, you may contact EQ Shareowner Services:

By Internet

Available 24 hours a day, 7 days a week for access to your account information and answers for many common questions and general inquiries.

Go to shareowneronline.com, select Register then I want to register for online access. Select Honeywell International Inc. and enter your EQ Account Number. Select Authentication method. Follow the steps to provide your information, create your secure profile, and access your online account. If you need your Authentication ID to continue, select Authentication ID and Please send my Authentication ID, then click Send ID. For security, this number is required for first time login.

By Phone	By Mail
Toll free at 1-800-647-7147	EQ Shareowner Services
or direct at 651-450-4064.	P.O. Box 64856
Representatives are available	St. Paul, MN 55164-0856
Monday through Friday from
7:00 a.m. to 7:00 p.m. Central Time.

Thank you for your continued investment in Honeywell.

Yours truly,

Victor J. Miller

Honeywell has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the Plan. Before you invest, you should read the prospectus in that registration statement and any prospectus supplement and the other documents Honeywell has filed with the Securities and Exchange Commission for more complete information about Honeywell and the Plan. You may obtain these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, Honeywell will arrange to send you the prospectus if you request it by calling the Plan Administrator at 1-800-647-7147. In addition, you may access the prospectus online at shareowneronline.com.